_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 7 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibits are filed herewith:

     Exhibit 50     Other solicitation materials.

     Exhibit 51 Kansas City Power & Light Company's and Counterclaim Defendants' Motion For Partial Summary Judgment (dated July 15, 1996, C.A. No. 96-552-CV-W-5, U.S. District Court for the Western District of Missouri, Western Division).

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY


                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  July 17, 1996

                          EXHIBIT INDEX


Exhibit No.                       Description                           Page
__________     ____________________________________________________     ____

Exhibit 50     Other solicitation materials

Exhibit 51 Kansas City Power & Light Company's and Counterclaim Defendants' Motion For Partial Summary Judgment (dated July 15, 1996, C.A. No. 96-552-CV-W-5, U.S.
               District Court for the Western District of Missouri, Western Division)

                                                          Exhibit 50

[Signs/posters distributed commencing July 17, 1996]


                             BETTER
                               TOGETHER


[KCPL Logo]                                     [UtiliCorp United
                                                        EnergyOne Logo]

                                                          Exhibit 51


                                IN THE UNITED STATES DISTRICT COURT
                               FOR THE WESTERN DISTRICT OF MISSOURI


KANSAS CITY POWER & LIGHT                )
COMPANY,                                 )
                                         )
                    Plaintiff,           )
                                         )
     v.                                  )  Civil Action No. 96-552-CV-W-5
                                         )
WESTERN RESOURCES, INC. and              )
ROBERT L. RIVES,                         )
                                         )
                    Defendant.           )
__________________________________       )
                                         )
JACK R. MANSON,                          )
individually and on behalf of            )
all individual and/or                    )
entities similarly situated,             )
                                         )
     Intervenor Defendant and            )
     Counterclaim Plaintiff,             )
                                         )
     v.                                  )
                                         )
A. DRUE JENNINGS, et al.,                )
                                         )
     Counterclaim Defendants.            )
__________________________________       )
                                         )
UTILICORP UNITED, INC.,                  )
                                         )
   Intervenor and Counter-               )
   claim Defendant.                      )


                              KANSAS CITY POWER & LIGHT COMPANY'S
                                 AND COUNTERCLAIM DEFENDANTS'
                              MOTION FOR PARTIAL SUMMARY JUDGMENT

     Plaintiff Kansas City Power & Light Co. ("KCPL") and the Counterclaim Defendants A. Drue Jennings, et al., hereby move for partial summary judgment on Count II of KCPL's Complaint and Count I of the Counterclaims of Western Resources, Inc. and Robert L. Rives, insofar as such claims for relief implicate strictly the legal issue of whether the structure of KCPL's
Revised Merger Agreement with Utilicorp United, Inc. is legal (and not ultra vires or illegal) under applicable statutory law, and respectfully request that the Court enter a partial declaratory judgment that the form of business combination contemplated by the Revised Merger Agreement may accordingly be consummated without (i) first being approved by a vote of two-thirds of KCPL's outstanding shares and (ii) providing KCPL's shareholders with dissenters' rights. The grounds for this motion are set forth in the accompanying suggestions.

                                       Respectfully submitted,

                                       /s/David F. Oliver
                                       John M. Edgar                MO #20524
                                       David F. Oliver              MO #28065
                                       BRYAN CAVE LLP
                                       3500 One Kansas City Place
                                       1200 Main
                                       Kansas City, Missouri  64105
                                       Telephone:  (816) 374-3200
                                       Facsimile:    (816) 374 3300

                                       Steven J. Rothschild
                                       R. Michael Lindsey
                                       SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                       One Rodney Square
                                       P.O. Box 636
                                       Wilmington, Delaware  19899
                                       Telephone:  (302) 651-3000
                                       Facsimile:    (302) 651-3001

                                       Attorneys for Plaintiff and
                                       Counterclaim Defendants

                        Certificate of Service

     I hereby certify that a copy of the foregoing was transmitted via facsimile and mailed, postage prepaid, on this 15th day of July, 1996, to:

                Lawrence M. Berkowitz, Esq.
                Kurt D. Williams, Esq.
                STINSON, MAG & FIZZELL, P.C.
                1201 Walnut Street
                Kansas City, MO 64106
                         and
                John L. Hardiman, Esq.
                Tariq Mundiya, Esq.
                SULLIVAN & CROMWELL
                125 Broad Street
                New York, NY  10004
                ATTORNEYS FOR DEFENDANTS WESTERN
                RESOURCES, INC. and ROBERT L. RIVES

                Michael E. Waldeck, Esq.
                William J. DeBauche, Esq.
                Angela K. Green, Esq.
                Michael E. Griffin, Esq.
                NIEWALD, WALDECK & BROWN
                1200 Main Street, Suite 4100
                Kansas City, MO  64105
                         and
                OF COUNSEL:
                David Harrison, Esq.
                LOWEY, DANNENBERG, BEMPEROD &
                  SELINGER, P.C.
                747 Third Avenue, 30th Floor
                New York, NY  10017
                ATTORNEYS FOR INTERVENOR

                William H. Sanders, Sr., Esq.
                Michael Thompson, Esq.
                BLACKWELL SANDERS MATHENY WEARY &
                  LOMBARDI, L.C.
                2300 Main Street, Suite 1100
                P.O. Box 419777
                Kansas City, MO  64141
                ATTORNEYS FOR UTILICORP UNITED INC.

                                         /s/David F. Oliver
                                         Attorney for Plaintiff